United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: March 14, 2012

IR Contact Information ir@gruma.com (52)81 8399-3311 and 24
Monterrey, N.L., Mexico, March 14, 2012	www.gruma.com

STANDARD & POOR'S UPGRADES GRUMA
TO 'BB' FROM 'BB-'; OUTLOOK STABLE

Monterrey, N.L., Mexico, March 14, 2012 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), announced today that Standard & Poor's Ratings Services (''S&P'') raised its ratings on GRUMA, including raising the corporate credit rating to 'BB' from 'BB-'. The communication on which S&P announced such upgrade reads as follows:

''Overview

  Mexico-based tortilla and corn flour producer Gruma continued to demonstrate a more prudent financial strategy and risk management practices, as evidenced by deleveraging and active use of derivatives to offset raw materials price volatility.

  We are raising our ratings on Gruma, including raising the corporate credit rating to 'BB' from 'BB-'.

  The stable outlook reflects our expectation that Gruma will maintain its current risk management, continue to strengthen its corporate governance, and keep deleveraging in the near future despite its expansion strategy and working capital requirements.

Rating Action
On March 14, 2012, Standard & Poor's Ratings Services raised its ratings on Gruma S.A.B. de C.V., including raising the corporate credit rating to 'BB' from 'BB-'. The recovery rating on Gruma's $300 million fixed-rate perpetual notes, indicating our expectation of a meaningful (50% to 70%) recovery in the event of a payment default, remains unchanged at '3'. The outlook is stable.

Rationale
The upgrade followed Gruma's ongoing commitment to a more prudent financial strategy, which has resulted in total debt to EBITDA of less than 3x and operating results in line with our expectations, despite higher raw material costs in 2011. Gruma has been able to mitigate high corn price volatility through anticipated purchases, corn-hedging strategies, and price increases across most of its subsidiaries. Additionally, the company was able to fund its acquisitive expansion strategy and significant working capital requirements mainly with internal cash flow generation.

Our ratings on Gruma reflect the company's "significant" financial profile (as our criteria define the term) due to its still leveraged position and its exposure to volatile raw materials prices. The company's "satisfactory" business profile reflects its leading position as a corn flour and tortilla producer, strong brand recognition, and geographically diverse cash flow, which mitigates financial risks. A continued track record of more moderate financial policies is a key factor supporting our ratings.

In 2011, Gruma's sales volume rose 5% compared with the 2010 level, while net sales grew by 23%, mainly due to price increases and the Mexican peso depreciation's effect on the company's foreign subsidiaries. Also, the company's adjusted EBITDA margin remained stable at 9.5% in 2011, compared with 9.4% in 2010. Total debt to EBITDA, funds from operations to total debt, and EBITDA interest coverage (adjusted for operating leases and postretirement pension liabilities) were 2.8x, 29.0%, and 4.7x, respectively, compared with 4.7x, 11.3%, and 3.0x in 2010. These measures reflect Gruma's repayment of about 50% of its debt with proceeds from the sale of its 8.8% stake in Grupo Financiero Banorte S.A.B. de C.V., short-term credit lines, and cash on hand at the beginning of 2011.

We expect moderate volume and price increases in 2012, and volatile corn prices in the following quarters, which could somewhat hurt its profitability measures, leading to an EBITDA margin of about 8.5% in 2012.

With $4.1 billion and $389 million in sales and EBITDA, respectively, in 2011, Gruma is one of the world's leading producers of tortillas and corn flour, with operations in the U.S., Mexico, Venezuela, Central America, Europe, Asia, and Australia. With lower debt and elimination of some restrictive covenants, we expect Gruma to raise investments in its operations and increase acquisitions, but still report positive free operating cash flow (FOCF) and continue to gradually reduce debt. As a result, total debt to EBITDA should head to 2x in a few years, even if we excluded the operations of Gruma Venezuela. The cash flow contribution from this subsidiary remains uncertain given the government's expropriating measures since 2010. As of today, the Venezuelan government has not yet taken operational or managerial control of this subsidiary, and it continues to operate in the ordinary course of business.

Liquidity
We now view Gruma's liquidity as "adequate." In our view, cash flow generation and liquidity, in the form of cash on hand and committed credit facilities, comfortably cover debt service, expected capital expenditures and acquisitions, and dividends in the next two years. Sources of cash include cash on hand of $94.6 million as of Dec. 31, 2011, expected positive FOCF of about $40 million in 2012, and a five-year committed credit facility of $250 million. Gruma has $117 million of short-term debt, which we expect it to roll over using its revolving credit lines. Next significant maturity is in 2016, when $371 million comes due. In accordance with our liquidity criteria, several expectations support our liquidity assessment:

  The company's liquidity sources during the next 12 to 18 months exceeding its uses by more than 1.2x, the minimum for an adequate designation and representing no significant expected shortfall in liquidity during the next two years;

  Net sources and covenant cushions being positive even with a 15% drop in EBITDA;

  A sound relationship with banks, as evidenced by the June 2011 refinancing of several long-term credit facilities;

  Committed credit lines of $250 million (as of Dec. 31, 2011, the available amount was $67 million); and

  The likelihood that the company could absorb high-impact, low-probability shocks due to positive cash flow from operations and available liquidity.

Recovery analysis
See our recovery report on Gruma, published on May 25, 2011.

Outlook
The stable outlook reflects our assumption that Gruma's corporate governance and risk management will remain prudent and that the company's expansion strategy through acquisitions, working capital needs, and dividend payments will not require additional debt in the coming years. A negative rating action is possible if the current volatility in raw material prices leads to a higher-than-expected deterioration in the company's profitability and leverage, leading to an EBITDA margin of less than 7.5% or an adjusted total debt-to-EBITDA ratio closer to 4x. A consistent positive FOCF generation that allows Gruma to maintain an adjusted total debt to EBITDA of about 2.0x on a sustained basis could lead to an upgrade.

Related Criteria And Research

  Business Risk/Financial Risk Matrix Expanded, May 27, 2009

  2008 Corporate Criteria: Analytical Methodology, April 15, 2008

Ratings List

Upgraded
                                                                                 To                          From
GRUMA S.A.B. de C.V.
Corporate Credit Rating                              BB/Stable/--           BB-/Positive/--
Senior Secured
Foreign Currency                                                 BB                             BB-
Recovery Rating                                                    3                                3''

About Gruma
GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.2 billion, of which 66% came from non-Mexican operations.